Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Southern Star			Predecessor
	Year Ended December 31,	Year Ended December 31,	For the Period November 16 through December 31,	For the Period January 1 through November 15,	Year Ended December 31,	Year Ended December 31,
	2004	2003	2002	2002	2001	2000
	(In thousands)			(In thousands)
Fixed Charges:
Interest expense	$40,856	$42,396	$3,727	$11,710	$13,502	$11,153
Capitalized interest	511	209	(14)	416	639	334
Fixed Charges	$41,367	$42,605	$3,713	$12,126	$14,141	$11,487

Earnings:
Add:
Income before income taxes	$8,580	$4,639	$1,277	$24,078	$34,589	$30,768
Fixed charges (calculated above)	41,367	42,605	3,713	12,126	14,141	11,487
Deduct:
Capitalized interest	(511)	(209)	14	(416)	(639)	(334)
Earnings	$49,436	$47,035	$5,004	$35,788	$48,091	$41,921

Ratio of Earnings to Fixed Charges[1]	1.20	1.10	1.35	2.95	3.40	3.65

(1)

Ratio of Earnings to Fixed Charges is computed by dividing Earnings by Fixed Charges. For purposes of this calculation, “Earnings” is Income Before Income Taxes plus Fixed Charges less capitalized interest.  “Fixed Charges” is interest expense plus capitalized interest. This calculation differs from the Fixed Charge Coverage Ratio as defined in the Indenture.